Mail Stop 4561

November 8, 2007

Patrick O'Shaughnessy
Executive Vice President,
Chief Financial Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306

      Re: **Advance America, Cash Advance Centers, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 001-32363

Dear Mr. O'Shaughnessy:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Repayment and Collection Process, page 41

1. We note your disclosure on page 42 that customers may be permitted to enter into an extended payment plan if the customer is unable to meet his or her current repayment obligations. In the interest of transparency, please revise future filings to disclose the use of "rollovers" and "renewals" by customers and explain whether you place limits or restrictions on the amount of consecutive rollovers/renewals available to each customer. Please provide us with a draft of your intended revisions.

Critical Accounting Policies and Use of Estimates

Provision for Doubtful Accounts and Agency Bank Losses, Allowance for Doubtful Accounts and Accrual for Excess Bank Losses, page 46

2. To help us better understand your allowance methodology, and in an effort to provide greater transparency surrounding this critical accounting estimate, please provide us with, and disclose in future filings, the following:

    *   More clearly explain the statistical model and assumptions used to determine your allowance for doubtful accounts;
    *   Explain whether your allowance model relies on an aging of your receivables, and if so, provide your aging (in a tabular format) in future filings;
    *   Considering the point noted above, discuss how receivables that have been rolled over or renewed are aged;
    *   Quantify the amount of charge-offs and recoveries in each of the periods presented that relate to receivables that were originated in prior periods (specify which prior period);
    *   Disclose the day's sales outstanding (DSO) for each period presented, and discuss the reasons for significant changes between periods; and,
    *   Disclose your target for day's sales outstanding and discuss the reasons why actual day's sales outstanding differ from your target.

Financial Statements and Supplementary Data

Consolidated Statements of Income, page 69

3.   We note your presentation of total revenues and net revenues (i.e. revenues, net of provision for doubtful accounts and agency bank losses). Tell us how you determined this presentation (here and throughout your annual report) is consistent with Rule 5-03 of Regulation S-X. Please advise or revise in all future exchange act filings to present your provision for doubtful accounts and agency bank losses as a component of center expenses.

4.   We note that during 2006 you discontinued the use of your agency business model. We also note that during the periods presented you have discontinued offering services in several states by closing all of the centers located in those states. Tell us how you considered the guidance in paragraphs 41-44 of SFAS 144 in determining whether such operations should be reported as discontinued operations in your Consolidated Statements of Income. Please advise or revise as necessary.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call me at (202) 551-3872 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Hugh West
Branch Cheif